UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1 AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

______Dala Petroleum Corp.______

(Name of Issuer)

______Common Stock______

(Title of Class of Securities)

______23426Y 103______

(CUSIP Number)

Callie Jones

175 South Main Street

Suite 1410

Salt Lake City, Utah 84111

______(801) 303-5721______

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

_____ May 10, 2016______

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON Terry L. Looper
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 shares of Common Stock 0 shares of Series A 6% Convertible Preferred Stock and 0 warrants to purchase Common Stock of the Company
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 0 shares of Common Stock 0 shares of Series A 6% Convertible Preferred Stock
10. SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares of Common Stock 0 shares of Series A 6% Convertible Preferred Stock and 0 warrants to purchase Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Based on the 3,956,486 shares of Common Stock of the Company being outstanding or issuable as of May 26, 2016.

(2) Based on the 2,008 shares of Series A 6% Convertible Preferred shares of the Company outstanding as of May 10, 2016.

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on September 24, 2014, by Terry L. Looper, a citizen of the United States of America. The Schedule 13D relates to the common stock and preferred stock of Dala Petroleum Corp. (formerly known as Westcott Products Corp.), a Delaware corporation (the “Company”).

Except as specifically amended by this Amendment No. 1, there are no changes to the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended with the following information:

a) As of the date hereof, Mr. Terry L. Looper beneficially owns 0 shares of common stock of the Company and 0 shares of Series A 6% Convertible Preferred Stock of the Company.

b) Number of shares as to which such person has:

•

Sole power to vote or to direct vote: 0 shares of Common Stock

•

Shared power to vote or to direct the vote: 0

•

Sole power to dispose or to direct the disposition of: 0 shares of Common Stock and 0 shares of Series A 6% Convertible Preferred Stock

•

Shared Power to dispose or to direct the disposition of: 0

c) Pursuant to a settlement arrangement entered into with the Company, Mr. Looper (i) sold 100 shares of Series A 6% Convertible Preferred Stock to a third party on May 10, 2016 and (ii) returned 1,410,000 shares of Common Stock to Chisholm Partners II, LLC and Chisholm Partners II, LLC returned the shares to the Company treasury for cancellation on May 26, 2016.

d) Not applicable

e) Terry Looper ceased to be a beneficial holder of more than five percent of the Company’s Common Stock on May 26, 2016 and of the Company’s Series A 6% Convertible Preferred Stock on May 10, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TERRY L. LOOPER

/s/ Terry L. Looper Name

May 31, 2016 Date